

05040633

BB 3/21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 01 2005 PROCESSING WASH. D.C. 202 SECTION

SEC FILE NUMBER
8-44160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles W. Cammack Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, Suite 2300
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arleen J. Soberman (212)227-7770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dannible & McKee, LLP
(Name – *if individual, state last, first, middle name*)

Financial Plaza, 221 S. Warren Street, Syracuse NY 13202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Emile J. Schoffelen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles W. Cammack Associates, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

ARLEEN SOBERMAN
Commissioner of Deeds
City of New York - No. 1-749
Certificate Filed in New York County
Commission Expires July 1, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES W. CAMMACK ASSOCIATES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

* * *

DECEMBER 31, 2004

TABLE OF CONTENTS

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-2687
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report

January 21, 2005

To the Board of Directors of
Charles W. Cammack Associates, Inc.

We have audited the accompanying balance sheet of Charles W. Cammack Associates, Inc. (an S Corporation) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles W. Cammack Associates, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of operating expenses and schedule of net capital are presented for purposes of additional analysis and are not required parts of the basic financial statements. The schedule of net capital is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dannible & McKee, LLP

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

BALANCE SHEET

DECEMBER 31, 2004

Assets

Current assets:	
Cash and cash equivalents (Note 1)	$ 1,346,204
Investments (Note 2)	620,487
Commissions receivable (Note 1)	304,266
Consulting receivables (Note 1)	139,727
Prepaid expenses	109,048
Total current assets	2,519,732
Furnishings and equipment, less accumulated depreciation (Notes 1 and 3)	152,002
Security deposits	46,800
Deferred income taxes (Notes 1 and 6)	60,000
	$ 2,778,534

Liabilities and Stockholders' Equity

Current liabilities:	
Accounts payable	$ 84,877
Current portion of note payable to former stockholder (Note 5)	55,981
Accrued retirement (Note 4)	181,065
Accrued payroll and payroll taxes	114,074
Accrued stockholders distributions	330,000
Accrued income taxes (Notes 1 and 6)	13,202
Deferred rent (Note 3)	46,753
Deferred compensation (Note 7)	75,000
Deferred income taxes (Notes 1 and 6)	32,000
Total current liabilities	932,952
Long-term liabilities:	
Note payable to former stockholder (Note 5)	50,030
Deferred rent (Note 3)	185,279
Deferred compensation (Note 7)	557,597
Deferred compensation, subordinated (Note 7)	-
Total long-term liabilities	792,906
Stockholders' equity (Notes 8 and 9):	
Common stock, $.001 par value, 100,000 shares authorized and issued, 96,000 shares outstanding	100
Additional paid in capital	9,900
Retained earnings	1,268,916
	1,278,916
Less - Treasury stock, 4,000 shares at cost	226,240
Total stockholders' equity	1,052,676
	$ 2,778,534

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue:	
Commissions earned	$ 6,408,053
Consulting revenue	671,286
Net realized and unrealized loss on investments (Note 2)	(2,174)
Other income	32,817
Total revenue	7,109,982
Expenses:	
Salaries and related expenses	5,211,878
General and administrative expenses	1,189,458
Selling and marketing expenses	223,459
Total expenses	6,624,795
Income before other expense and income taxes	485,187
Other expense:	
Interest expense	6,941
Total other expense	6,941
Income before income taxes	478,246
Provision for income taxes (Notes 1 and 6):	
Currently payable	47,115
Deferred expense (benefit)	(20,000)
Total provision for income taxes	27,115
Net income	$ 451,131

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Shares	Stock Amount	Additional Paid in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2003	100,000	$ 100	$ 9,900	$1,392,388	$ (226,240)	$1,176,148
Net income	-	-	-	451,131	-	451,131
Stockholders' distributions	-	-	-	(574,603)	-	(574,603)
Balance at December 31, 2004	100,000	$ 100	$ 9,900	$1,268,916	$ (226,240)	$1,052,676

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings, beginning of year	$	280,000
Increases: Issuance of subordinated notes		-
Decreases: Expiration of subordinated notes		(280,000)
Subordinated borrowings, end of year	$	-

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Increase (decrease) in cash and cash equivalents

Cash flows from operating activities: -	
Net income	$ 451,131
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	54,292
Deferred compensation	51,391
Deferred tax expense (benefit)	(20,000)
Net realized and unrealized loss on investments	2,174
Changes in assets and liabilities:	
Decrease in receivables	193,291
Decrease in refundable income taxes	39,895
Increase in prepaid expenses	(30,833)
Decrease in accounts payable	(17,518)
Increase in accrued retirement	9,540
Increase in accrued payroll and payroll taxes	19,648
Increase in income taxes payable	13,202
Payment of deferred compensation	(75,000)
Increase in deferred rent	79,593
Net cash provided by operating activities	770,806
Cash flows from investing activities:	
Purchase of investments	(246,881)
Proceeds from investments	98,545
Purchase of furnishings and equipment	(42,602)
Net cash used for investing activities	(190,938)
Cash flows from financing activities:	
Principal payment on note to former stockholder	(53,059)
Stockholders' distributions	(244,603)
Net cash used for financing activities	(297,662)
Net increase in cash and cash equivalents	282,206
Cash and cash equivalents, beginning of year	1,063,998
Cash and cash equivalents, end of year	$ 1,346,204

Supplemental schedule of non-cash investing and financing activities

The following items did not require or provide cash and, accordingly, have not been included in the statement of cash flows:

During 2004, the Company reclassified $280,000 of their subordinated deferred compensation to unsubordinated, and declared and accrued a distribution to stockholders of $330,000.

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies

Charles W. Cammack Associates, Inc. (the "Company") is engaged in the business of providing consulting services and employee benefit solutions to healthcare systems, non-profit organizations and other corporations, some of whom are in the Fortune 1000. The Company serves these organizations by installing and servicing: 1) internet-based self-service employee benefit administration and communication programs, 2) retirement plans, 3) and welfare benefit plans. The Company, a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and follows generally accepted accounting principles applicable to brokers and dealers in securities.

Revenue recognition - The Company generates revenue through two main sources: commissions and consulting services. Commissions are computed: 1) As a percentage of the amount of funds that the employees/employer of the Company's clients invest in their retirement accounts; 2) As a percentage of the total assets invested by the employee and employer; 3) As a fee per employee paid by either the employer or the employee; and 4) As a fee paid by the employer for internet-based services. The commissions are paid to the Company by vendors that sell insurance and investment products to the Company's clients. This revenue is recognized by the Company monthly, based on the commissions computed by the insurance companies. Consulting services are billed based upon agreed hourly rates or other agreed upon criteria with the client. The timing of such billing is concurrent with the rendering of services.

Receivables and credit policies - Consulting receivables are unsecured customer obligations due under normal trade terms requiring payment within thirty (30) days from the invoice date. Interest is not accrued on consulting receivables.

Consulting receivables are stated at the amount billed to the customer. Payments of consulting receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Customer account balances with invoices dated over ninety (90) days old are considered delinquent.

The carrying amount of consulting receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. At December 31, 2004, management believes that an allowance for doubtful accounts is not required.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consisted of the following:

Checking accounts	$ 315,409
Mutual funds	1,030,795
	$ 1,346,204

Furnishings and equipment - Furnishings and equipment consist primarily of furniture and computer equipment and are recorded at cost. Depreciation for financial statement purposes is computed on the straight-line and accelerated methods over the estimated useful lives of the items ranging from five to seven years. For income tax purposes, depreciation is computed using methods and lives prescribed by the appropriate income tax regulations. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of furnishings and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Concentration of credit risk - The majority of the Company's income is derived from commissions earned from sales of products by a select group of insurance and investment companies, primarily in the Northeast. In 2004, approximately 42% of commissions earned came from two companies. Approximately 12% of these commissions were generated from one customer. Outstanding receivables at December 31, 2004, are due principally from insurance and investment companies and are unsecured. The Company has cash balances with financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances approximated $1,296,000 at December 31, 2004. In addition, the Company has certain investments in corporate stocks and bonds that are at risk for normal market fluctuations.

Income taxes - The Company is taxed as an S Corporation for Federal and various state income tax purposes, whereby the liability for generally all Federal and state income taxes is assumed individually by the stockholders whether or not the income giving rise to such taxes has been distributed. The Company is subject to local income taxes which are accrued in the accompanying financial statements. For local income taxes, deferred income taxes are recorded using the liability method. Under this method, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of income taxes currently due plus the change in deferred taxes. Cash paid for income taxes was approximately $3,000 in 2004.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and promotional expense - Advertising and promotional costs are expensed as incurred and amounted to approximately $69,000 in 2004. These costs are included in general and administrative expenses.

Note 2 - Investments

Investments are presented in the financial statements at fair value based on quoted market prices. Investments consisted of the following:

	December 31, 2004		
	Cost	Fair Value	Unrealized Gain
Cash and cash equivalents	$ 33,043	$ 33,043	$ -
Corporate bonds	547,081	554,544	7,463
Corporate stocks	28,530	32,900	4,370
	$ 608,654	$ 620,487	$ 11,833

Note 3 - Furnishings and equipment

Furnishings and equipment consisted of the following:

Furnishings	$ 131,237
Office equipment	303,135
	434,372
Less - Accumulated depreciation	(282,370)
	$ 152,002

Depreciation expense of $54,292 in 2004 is included in general and administrative expenses.

The Company leases its office facilities and certain vehicles and equipment under agreements accounted for as operating leases. The difference between rental expense, which is recognized on a straight-line basis over the terms of the leases, and the amount paid is reported as deferred rent in the accompanying balance sheet. Rent expense was approximately $370,000 in 2004.

Future minimum rental payments required under operating leases that have remaining noncancelable lease terms in excess of one year are as follows:

	Office Facilities	Vehicles and Equipment
2005	$ 286,912	$ 42,443
2006	272,800	42,443
2007	294,451	39,644
2008	322,336	11,126
2009	337,191	-
2010 and thereafter	1,274,802	-
Total minimum payments required	$ 2,788,492	$ 135,656

Note 4 - Retirement plan

The Company has a defined contribution profit sharing plan (the "Plan") which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all employees as they become eligible. Under the provisions of the Plan, each non-highly compensated employee may contribute up to 100% of their compensation on a pre-tax basis, not to exceed the maximum amount allowed under Section 401(k) of the Internal Revenue Code. There is no employer matching under the provisions of the Plan. The Company's contributions to the profit sharing trust fund are determined annually at the discretion of the Board of Directors. The Board of Directors elected to contribute $181,065 to the Plan for the year ended December 31, 2004, which is included in accrued retirement liabilities in the accompanying financial statements.

Note 5 - Note payable

Note payable consisted of the following at December 31, 2004:

Note payable to former stockholder in connection with stock redemption, payable in monthly instalments totaling $5,000 including interest at prime plus 1% through November 2006	$ 106,011
Less - Current portion	55,981
	$ 50,030

Future maturities of the note payable subsequent to 2005 are as follows:

2006	$ 50,030

Interest paid was $6,941 in 2004.

Note 6 - Income taxes

As explained in Note 1, the Company has elected under the Internal Revenue Code and various state laws to be taxed as an S Corporation. For New York City tax purposes, the Company is taxed as a C Corporation. The Company must determine its New York City income tax liabilities at the higher of the regular corporate rates applied to taxable income or the tax due under the alternative tax calculation, which is based on taxable income and officers' salaries.

The Company had New York City taxable income of approximately $753,000 in 2004. The Company's current provision for income taxes for New York City and certain state taxes was approximately $47,000 in 2004.

The accompanying financial statements include the following components of net deferred income taxes at December 31, 2004:

Net deferred income taxes in the balance sheet:

Deferred tax liabilities	$ (45,500)
Deferred tax assets	73,500
Net deferred taxes	28,000
Less - Current deferred tax liability	(32,000)
Long-term deferred tax asset	$ 60,000

The provision for deferred income taxes consisted of the following:

Deferred tax expense (benefit) from changes in temporary differences	$ (20,000)
Change in valuation allowance	-
Deferred income tax expense	$ (20,000)

At December 31, 2004, the Company has net temporary differences between the financial reporting basis and the income tax basis, resulting principally from: 1) The conversion from the accrual method of reporting for financial statement purposes to the cash method of reporting for income tax purposes; 2) Leasehold improvements, furnishings and equipment; and 3) Deferred compensation. Should the Company terminate its election to be taxed as an S Corporation for Federal and New York State tax purposes, the obligation resulting from the tax effect of these temporary differences would revert to the Company at the then corporate income tax rate.

Note 7 - Deferred compensation and covenant not-to-compete

During 1996, the Company agreed in principal to a deferred compensation agreement and a covenant not-to-compete with a stockholder. Under the deferred compensation agreement, a benefit of $75,000 per year will be paid until the earlier of the following occurs: 1) The expiration of the twenty-year period commencing January 15, 1999; or 2) The death of both the stockholder and his spouse. Upon the death of the stockholder and his spouse, the Company shall have no further obligation for payments. Interest on the unpaid balance is computed at 8% per annum. Interest expense was $51,391 in 2004, and is included in executives' compensation expense.

The stockholder from time to time has entered into a series of NASD Form SL5 (three years) and NASD Form SL1 (one year) subordination agreements concerning portions of this obligation. There are no outstanding subordination agreements at December 31, 2004.

Under a covenant not-to-compete agreement, the Company agrees to pay the stockholder $89,000 per year and continuing thereafter until the earlier of the following occurs: 1) The expiration of the twenty-three year period commencing January 15, 1999; or 2) The death of both the stockholder and his spouse. Upon the death of the stockholder and his spouse, the Company shall have no further obligation for payments. This amount is included in salaries and related expenses.

In addition, as part of the agreement, the Company will pay to the stockholder $33,656 annually, commencing February 1999 and continuing until the death of the stockholder and his spouse or until the date a certain life insurance policy is paid in full. This amount is included in salaries and related expenses.

Note 8 - Stockholders' equity

During 2003, the Company purchased 4,000 shares of common stock from a stockholder for $226,240, of which $50,000 was paid in cash and $176,240 was financed through a note payable as shown in Note 5. In accordance with the Company's operating agreement, all stock purchased by the Company shall be retired and not held as treasury. The Company has recorded $226,240 in treasury stock for the cost of the shares and will retire the shares when the note is fully repaid in November 2006.

Note 9 - Net capital requirements

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1). At December 31, 2004, the Company had net capital of $183,097, which was $70,173 in excess of its required net capital of $112,924. The Company's net capital ratio was 9.25 to 1 at December 31, 2004.

SUPPLEMENTARY INFORMATION

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

SCHEDULE OF OPERATING EXPENSES

DECEMBER 31, 2004

Salaries and related expenses:	
Executives' compensation	$ 1,012,603
Administrative compensation	3,552,360
Group insurance	204,423
Payroll taxes	231,774
Profit sharing contribution	181,065
Transit checks	23,494
Tuition and training	2,996
Workers' compensation insurance	3,163
Total salaries and related expenses	5,211,878
General and administrative expenses:	
Advertising and promotion	69,481
Books and subscriptions	18,829
Computer supplies	17,410
Depreciation	54,292
Dues, memberships and licenses	44,910
Directors' fees	1,200
Insurance	131,131
Office supplies and stationary	61,019
Postage	23,771
HRIS expense	211,701
Printing	12,523
Professional fees	70,679
Rent	370,860
Repairs and maintenance	28,806
Agency fee	6,000
Telephone	66,846
Total general and administrative expenses	1,189,458
Selling and marketing expenses:	
Automotive expense	14,010
Selling expense	6,647
Travel and entertainment	202,802
Total selling and marketing expenses	223,459
Total operating expenses	$ 6,624,795

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2004

Total stockholders' equity	$ 1,052,676
Liabilities subordinated to claims of general creditors allowable in computation of net capital under SL5 agreements	-
Total capital and allowable subordinated liabilities	1,052,676
Non-allowable assets deductions and/or charges:	
Accounts receivable	443,993
Furnishings and equipment	152,002
Deferred taxes	60,000
Prepaid expenses	109,048
Security deposits	46,800
Total other deductions and/or charges	811,843
Net capital before haircuts on securities positions	240,833
Haircuts on securities positions:	
Other, Citibank Landmark account	20,616
Other, Morgan Stanley Dean Witter	37,120
Net capital	$ 183,097
Total liabilities per balance sheet	$ 1,725,858
Less - Subordinated debt	-
Deferred tax liabilities	32,000
Aggregate indebtedness	$ 1,693,858
Computation of basic capital requirement:	
Minimum net capital requirement	$ 112,924
Minimum dollar requirement	$ 5,000
Net capital requirement (the greater of the above amounts)	$ 112,924
Excess net capital at 1000%	$ 13,711
Ratio - Aggregate indebtedness to net capital	9.25
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004) of net capital as reported in Company's Part II (unaudited) FOCUS report	$ 608,278
Audit adjustments:	
Other revenue	(236,550)
Other expenses	(144,181)
Non-allowable assets	284,266
Accrued distributions	(330,000)
Other	1,284
Net capital	$ 183,097


DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-2687
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report on

Internal Controls Required by SEC Rule 17a-5

January 21, 2005

To the Board of Directors of
Charles W. Cammack Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Charles W. Cammack Associates, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Dannible + McKee, LLP